Exhibit 99.1

Phoenix New Media Announces Receipt of SAPPRFT Notice

The Company to fully cooperate with SAPPRFT to accommodate ifeng video and audio services with the relevant regulation

BEIJING, June 23, 2017 /PRNewswire/ - Phoenix New Media Limited (“Phoenix New Media” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has received a public notice (the “Notice”) issued by the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China (the “SAPPRFT”) in connection with the Company’s and certain other internet companies’ regulatory non-compliances. The Notice requires the Company to suspend its ifeng video and audio services due to the lack of the internet audio-visual program transmission license and certain commentary programs that violates government regulations.

Phoenix New Media will continue to take measures to strengthen content management, make sure all content are copyrighted and regulated, in order to continue the Company’s video and audio operation. The Company will cooperate with SAPPRFT to make the necessary changes to its ifeng video and audio services. The Company is committed to complying with government regulation and continuing to improve the management and operation of the ifeng video and audio business. The Company believes that the daily operation of Phoenix New Media will not be impacted by this process.

Phoenix New Media became aware that, due to its rapid growth, it did not implement sufficiently robust supervision of ifeng video and audio services, especially the we-media video content provided by users and other third-parties. The Company is making great efforts to eliminate the content in question and to strengthen management of the ifeng video and audio business.

Going forward, Phoenix New Media will continue to strengthen cooperation with qualified media, such as CCTV and Xinhua News Agency, to ensure ifeng’s healthy development and compliance. Meanwhile, the Company will continue to proactively fulfill its corporate social responsibility, enhance its self-regulation and welcome public supervision to provide further improved video and audio services for users.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading application, fashion application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 277-1215

Email: investorrelations@ifeng.com